Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Second Quarter 2016 Unaudited Financial Results

HONG KONG, Sept. 08, 2016 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the second quarter of 2016 ended June 30, 2016.

Highlights:

•                  Q2 2016 total revenue of $17.0 million, up 34.6% over Q2 2015

•                  Q2 2016 electricity revenue of $15.6 million, up 40.2% over Q2 2015

•                  Q2 2016 Adjusted EBITDA of $8.6 million, compared to $4.5 million in Q2 2015, up 91.5% year-over-year; Q2 2016 annualized Adjusted EBITDA return on equity ratio of 28.4%1

•                  133.1 MW of IPP assets in operation as of June 30, 2016. Including the recent acquisition of operating assets in the U.S. on July 15, 2016, total IPP assets in operation currently stand at 155 MW.

•                  As of June 30, 2016, 27.9 MW under construction, 232.3 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline.

Mr. Weili Su, Founder, Chairman and Chief executive officer of Sky Solar, commented, “We have begun operating 22 MW solar parks with average remaining PPA of 15 years in the United States since the completion of our acquisition of these assets from Greenleaf-TNX and SunPeak Universal Holdings on July 15, 2016, on top of our existing assets in other key markets. We believe the sustainable cash flow expected to be generated from these solar parks provides a strong foundation for future business development. The efforts we implemented in previous years to develop our business in key markets have resulted in attractive cash-on-cash return, and we expect these efforts to result in stable earnings over the long run. We have a very bright future in the renewable energy industry and appreciate the loyalty of our shareholders.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital America commented, “As Mr. Su highlighted, we are pursuing opportunities in the U.S. and continue to remain disciplined with our investment return metrics. In addition to the recent acquisition of operating solar parks in the United States, we aim to enter into definitive agreements to acquire additional PV development pipeline in the U.S. within the third quarter of 2016.  This is in addition to the 22.5 MW development stage permits in the U.S. that we acquired last month. We also expanded our partnership with Hudson to be a strategic financial partner for opportunities in the U.S. as well as in Latin America and we are in discussion with other potential strategic partners to expand our presence in key target markets.  Our strategic objective remains on reducing our cost of capital and focus on owning or developing renewable assets with higher returns on capital. We look forward to reporting on our progress throughout the fiscal year.”

Second Quarter 2016 Financial Results

Revenue was $17.0 million, up 34.6% from $12.6 million in the same period of 2015.

Electricity sales were $15.6 million in the second quarter of 2016, up 40.2% from $11.2 million in the same period of 2015. The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. Electricity sales in the second quarter of 2016 was up 57.4% from $9.9 million in the first quarter of 2016, due to seasonally higher solar irradiation across most of the Company’s major geographic markets.

Systems and other sales were $1.4 million in the second quarter of 2016, down 7.5% from $1.5 million in the same period of 2015. The year-over-year decline in systems and other sales was primary due to the lower sales in Japan. Systems and other sales in the second quarter of 2016 were down 24.4% from $1.8 million in the first quarter of 2016, primarily due to the same reason.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	Q2 2016	Sequential Change	Q1 2016	Year-Over-Year Change	Q2 2015
	(US$ in thousands, except percentages)
Asia	10,242	32.0%	7,761	55.9%	6,569
Electricity Sales	9,804	53.5%	6,389	69.2%	5,795
System Sales and Other	438	-68.1%	1,372	-43.4%	774
Europe	4,436	73.1%	2,563	-0.6%	4,465
Electricity Sales	3,870	80.9%	2,139	2.0%	3,794
System Sales and Other	566	33.5%	424	-15.6%	671
South America	409	-46.5%	764	—	—
Electricity Sales	127	-83.4%	764	—	—
System Sales and Other	282	—	—	—	—
North America	1,909	195.5%	646	20.0%	1,591
Electricity Sales	1,838	184.5%	646	17.1%	1,569
System Sales and Other	71	—	—	222.7%	22
Electricity Sales	15,639	57.4%	9,938	40.2%	11,158
System Sales and Other	1,357	-24.4%	1,796	-7.5%	1,467

Cost of sales and services were $5.4 million, compared to $4.3 million in the same period in 2015. The increase was mainly a result of the increased capacity of IPP solar parks during the second quarter of 2016.

Gross profit was $11.6 million, up 38.8% from $8.4 million in the same period in 2015. Gross margin increased to 68.2% from 66.2% in the same period in 2015 because of the higher percentage of revenue contribution from electricity sales, which had higher margin compared to system sales and others. The increase in percentage of electricity sales primarily came from increase in electricity sales in Japan.

Selling, general and administrative (“SG&A”) expenses were $6.8 million, up 21.4% from $5.6 million in the same period in 2015 due to the increased project financing activities in Japan.

Other operating income was $119 thousand, compared to $75 thousand in the same period of 2015. The increase in other operating income was due to land lease income during the second quarter of 2016.

Operating profit was $4.9 million in the second quarter of 2016, compared to $8.8 million in the same period in 2015. Included in the operating profit in the second quarter of 2015 was a $6.0 million reversal of tax provision of previously-recorded VAT and other tax provision.

Finance costs were $1.5 million, compared to $0.8 million in the same period of 2015. The increase in finance costs was primarily due to the increased average balance of bank loans in the second quarter in 2016.

Other non-operating expenses of $2.2 million mainly represented fair value changes of financial liabilities — FVTPL of US$1.4 million and loss from hedge ineffectiveness on cash flow hedge of $0.7 million — compared to other non-operating expenses of $1.9 million in the same period of 2015. These other non-operating expenses were primarily due to an increase of charges in fair value change as a result of increase in external financing as compared with the same period in 2015.

As a result of the above, the net loss for the second quarter of 2016 was $1.4 million, compared to a net profit of $8.8 million in the same period in 2015.

Basic and diluted loss per share was $0.004 compared to earnings per share of $0.02 in the same period in 2015. Basic and diluted loss per ADS were $0.03 compared to earnings per share of $0.18 in the same period in 2015.

Adjusted EBITDA was $8.6 million, compared to $4.5 million in the same period in 2015.

Pipeline Analysis

As of June 30, 2016, the Company owned and operated 133.1 MW of IPP assets, which remained at the same level as of the end of March 31, 2016.  Including the recent acquisition of operating assets in the U.S. on July 15, 2016, among others, the Company’s total operating assets now stand at approximately 155 MW.

The Company had 27.9 MW of projects under construction as of June 30, 2016, compared to 24.1 MW under construction as of March 31, 2016. All of the 27.9 MW of projects under construction are located in Japan.

In total, the Company had 1.2 GW of projects in various stages of development as of June 30, 2016, which included the projects under construction described above as well as 232.3 MW of shovel-ready projects and more than 1.0 GW of projects in pipeline. This does not include any incremental opportunities associated with project opportunities in the U.S.

Balance Sheet and Liquidity

As of June 30, 2016, the Company had bank balances and cash of $37.0 million, trade receivables of $28.0 million and IPP solar park assets of $323.2 million. Total borrowing was $142.5 million, including $19.2 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio, non-IFRS financial measures, below. The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

The use of Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  In addition, the annualized Adjusted EBITDA return on equity ratio does not take into account effects of seasonality from quarter to quarter.  Because of these and other limitations, you should consider Adjusted EBITDA and annualized Adjusted EBITDA return on equity alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended June 30,
	2016	2015
	US$ in Thousands
(Loss) profit for the period/year	(1,379)	8,831
Adjustments:
Income tax expense	2,654	(2,597)
Depreciation of property, plant and equipment	3,450	2,621
Share-based payment charged into profit or loss	294	285
Interest expenses	1,544	782
Fair value changes of financial liabilities-FVTPL	1,368	585
Loss from hedge ineffectiveness on cash flow hedges	652	—
Reversal of tax provision	—	(6,025)
Adjusted EBITDA	8,583	4,482

The following table presents a reconciliation of annualized Adjusted EBITDA return on equity to annualized profit (loss) return on equity for the period, the most directly comparable IFRS measure, for each of the periods indicated. Annualized profit (loss) return on equity is profit (loss) return of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

	Three months ended June 30,
	2016	2015

Annualised net (loss) profit return on equity	-4.6%	28.3%
Adjustments:
Income tax expense	8.8%	-8.3%
Depreciation of property, plant and equipment	11.4%	8.4%
Share-based payment charged into profit or loss	1.0%	0.9%
Interest expenses	5.1%	2.5%
Fair value changes of financial liabilities-FVTPL	4.5%	1.9%
Loss from hedge ineffectiveness on cash flow hedges	2.2%	—
Reversal of tax provision	—	-19.3%
Annualised Adjusted EBITDA return on equity	28.4%	14.4%

The Company does not consider historical Adjusted EBITDA or annualized Adjusted EBITDA return on equity ratio to be representative of future Adjusted EBITDA or annualized Adjusted EBITDA return on equity ratio, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013 and the Company continues to shift its business towards IPP business. The Company believes that Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio are important measures for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on September 8, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time) to discuss the Company’s second quarter 2016 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	7252162

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through September 15, 2016. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	7252162

1 Adjusted EBITDA and annualized Adjusted EBITDA return on equity are non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, impairment charges, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision. Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end. The Company urges you to study the reconciliations between IFRS net income and Adjusted EBITDA, and between annualized profit (loss) return on equity and annualized Adjusted EBITDA return on equity provided in this release.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2016, the Company had developed 276 solar parks with an aggregate capacity of 259.1 MW and owned and operated 133.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; potential expansion of the Company’s business into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2016	2015	2016	2015
Revenue:
Electricity generation income	15,639	11,158	25,577	16,282
Solar energy system and other sales	1,357	1,467	3,153	6,595
Total revenue	16,996	12,625	28,730	22,877
Cost of sales and services	(5,406)	(4,273)	(11,807)	(7,344)
Gross profit	11,590	8,352	16,923	15,533
Impairment loss on IPP solar parks	—	—	0	(42)
Selling expenses	(253)	(247)	(392)	(608)
Administrative expenses	(6,513)	(5,372)	(11,193)	(9,368)
Other operating income	119	75	2,042	117
Reversal of tax provision	—	6,025	—	6,025
Profit from operations	4,943	8,833	7,380	11,657
Investment gains	115	60	58	147
Finance costs	(1,544)	(782)	(2,853)	(1,670)
Other non-operating expenses	(2,239)	(1,877)	(3,802)	(1,392)
Profit before taxation	1,275	6,234	783	8,742
Income tax expense	(2,654)	2,597	(2,985)	2,675
(Loss) profit for the period	(1,379)	8,831	(2,202)	11,417
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:	—		—
Exchange differences on translation of financial statements of foreign operations	1,165	1,134	6,731	(10,835)
Total comprehensive income (loss) for the year	(214)	9,965	4,529	582
(Loss) profit for the year attributable to owners of the Company	(1,408)	8,831	(2,227)	11,417
Gains for the year attributable to non-controlling interests	29	—	25	—
	(1,379)	8,831	(2,202)	11,417
Total comprehensive income (loss) attributable to:			—
Owners of the Company	(502)	9,965	4,175	582
Non-controlling interests	288	—	354	—
	(214)	9,965	4,529	582
(Loss) earning per share — Basic	(0.004)	0.02	(0.006)	0.03
(Loss) earning per share — Diluted	(0.004)	0.02	(0.006)	0.03
(Loss) earning per ADS — Basic	(0.028)	0.18	(0.045)	0.24
(Loss) earning per ADS — Diluted	(0.028)	0.18	(0.045)	0.24

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	June 30, 2016	December 31, 2015
	Thousand	Thousand
Current assets:
Bank balances and cash	36,987	26,272
Restricted cash	7,452	5,560
Amounts due from related parties	12,918	14,794
Trade and other receivables	27,244	31,052
Inventories	3,547	3,294
	88,148	80,972
Non-current assets:
IPP solar parks	323,206	259,423
Amounts due from related parties	3,594	2,984
Other non-current assets	18,439	17,701
	345,239	280,108
Total assets	433,387	361,080

Current liabilities:
Trade and other payables	52,764	47,912
Amount due to related parties	7,691	7,606
Tax payable	5,705	2,197
Borrowings	19,195	16,495
	85,355	74,210
Non-current liabilities:
Borrowings	123,337	84,671
Other non-current liabilities	103,989	89,480
	227,326	174,151
Total liabilities	312,681	248,361
Total assets less total liabilities	120,706	112,719
Equity:
Share capital	5	5
Reserves	117,492	112,846
Equity attributable to owners of the Company	117,497	112,851
Non-controlling interests	3,209	(132)
Total equity	120,706	112,719
Total liabilities and equity	433,387	361,080

For investor and media inquiries, please contact:

Company:

IR@skysolarholding.com

Investor Relations:

ICR, LLC

Vera Tang

(646) 277-1215

Vera.tang@icrinc.com